Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2023.

Buenos Aires, August 9, 2023

Stock information

Share capital net of repurchases and reductions
as of August 8, 2023
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$1,336.7 million/
US$2,245 million

Information about the videoconference

Date and time: Thursday Aug-10
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link: bit.ly/Pampa2Q2023VC

For further information about Pampa

• Email:
investor@pampaenergia.com

• Website for investors:
ri.pampaenergia.com

• Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

• Securities and

Exchange Commission:
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, which is then translated into AR$ at transactional FX. However, for our affiliates Transener and TGS, their figures are adjusted for inflation as of June 30, 2023, and then translated into US$ at the period’s closing FX. The reported figures in US$ from previous periods remain unchanged.

Q2 23 main results[1]

Sales amounted to US$464 million[2], similar to Q2 22, explained by improved natural gas prices and sold volumes, the incorporation of PEMC and PEA[3] and higher sales of reforming volumes, offset by lower petrochemical and crude oil prices and lesser legacy energy income.

Operating performance highlighted by reforming and CTEB’s CCGT:

Pampa's main operational KPIs		Q2 23	Q2 22	Variation
Power	Generation (GWh)	5,218	4,477	+17%
	Gross margin (US$/MWh)	22.6	22.1	+2%

Oil and gas	Production (k boe/day)	67.3	64.6	+4%
	Gas over total production	92%	92%	+0%
	Average gas price (US$/MBTU)	4.7	4.4	+7%
	Average oil price (US$/bbl)	65.1	72.6	-10%

Petrochemicals	Volume sold (k ton)	106	91	+17%
	Average price (US$/ton)	1,240	1,738	-29%

Adjusted EBITDA[4] reached US$222 million, 13% lower than Q2 22, explained by reductions of 53% in holding and others, 48% in petrochemicals, 4% in oil and gas, and 1% in power generation.

The profit attributable to the Company’s shareholders rose 156%, reaching US$166 million, mainly due to gains from holding financial securities and, to a lesser extent, depreciation over the monetary liability net position in AR$, partially offset by increased financial interests due to higher stock of AR$-debt and higher income tax charges.

Net debt continued decreasing, reaching US$787 million, resulting in a net leverage ratio of 1.1x.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 It does not include sales from the affiliates CTBSA, Transener and TGS, which at our ownership account for US$97 million. Under IFRS, affiliates are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

3 PEMC is consolidated since Pampa holds full ownership on August 2022; in process of divestment. PEA was acquired on December 2022.

4 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3.1 of this Earnings release.

Pampa Energía ● Earnings release Q2 23 ● 1

Pampa Energía ● Earnings release Q2 23 ● 2

1.	Relevant Events
1.1	Oil and gas segment

Asset swap with Total Austral and the beginning of shale oil development

On June 23, 2023, Pampa agreed with Total Austral S.A. (Argentine Branch) to acquire a 45% stake in the Rincón de Aranda block. In exchange, Pampa will transfer its 100% equity stake in Greenwind, which solely owns the PEMC. As a result, Pampa will become the sole owner of Rincón de Aranda.

Rincón de Aranda is a 59,154-acre exploratory block located in the Neuquina Basin, at the heart of the Vaca Muerta’s shale oil window in the Province of Neuquén. It currently has one shut-in productive well and another uncompleted well, both drilled in 2019. Although the block is not currently producing, its proximity to important productive blocks of the Vaca Muerta formation makes it highly promising from a technical standpoint.

The closing of this swap is subject to fulfilling certain precedent conditions, including granting the CENCH to Rincón de Aranda, which will extend its exploitation rights for 35 years. On July 31, 2023, the Province of Neuquén approved the stake transfer and granted the CENCH to Pampa (Executive Order No. 1,435/23). The transfer of the block’s rights and the CENCH will take effect upon closing the swap, which is still pending.

PEMC, inaugurated by Pampa in May 2018, is a 100 MW wind farm located in Bahía Blanca, Province of Buenos Aires. It was Pampa’s first wind project and the largest within the RenovAr 1 program. The annual average EBITDA amounts to US$21 million. The swap also includes the transfer of Greenwind’s debt, amounting to US$79 million as of June 30, 2023.

While this swap represents a significant milestone, Pampa remains fully committed to renewable energy, which is essential to our mission of being a leading and efficient energy supplier. Since 2018, Pampa has actively developed wind energy, establishing itself as one of Argentina’s leading renewable energy companies. Recently, we successfully commissioned PEPE IV, and we began building PEPE VI. It is worth highlighting that this project’s total expansion amounts to 300 MW, with an estimated total investment of US$500 million.

With the full incorporation of Rincón de Aranda into Pampa, we are diversifying our presence in the energy sector and reinforcing our commitment to developing Vaca Muerta reserves, in a shale oil block with significant upside potential. Pampa is currently the third-largest gas producer in the Neuquina Basin and holds an interest in 8% of Vaca Muerta’s acreage. Over the period from 2020 to 2023, Pampa will complete over US$1.1 billion in investments to enhance its gas production.

New record of peak gas production

Aligned with our production commitment under Plan Gas.Ar, on June 30, 2023, we achieved a record production of 13.5 million m3/day, representing a 18% increase vs. 2022 record.

Unlike previous years, this remarkable growth is primarily attributed to Vaca Muerta’s shale gas production, which drilling began in the 2022-2023 campaign. Moreover, El Mangrullo contributed 60% of the 13.5 million m3/day production, and 25% came from Sierra Chata, both ranked among the best gas-producing blocks in the Neuquina Basin.

Pampa Energía ● Earnings release Q2 23 ● 3

Permits to export gas

The SE approved additional gas export volumes to Chile on a take-or-pay basis for 0.9 million m3/day, delivering during the winter months of July to September 2023. This volume will increase to 1.5 million m3/day from October 2023 to April 2024.

1.2	Power generation segment

Commissioning of PEPE IV and commencement of works at PEPE VI

Between May 11 and June 17, 2023, the last 8 Vestas wind turbines were commissioned in Coronel Rosales, Province of Buenos Aires, completing the commissioning of PEPE IV. Hence, the 18 wind turbines of 4.5 MW each at PEPE IV will contribute 81 MW of renewable energy to the national grid. The construction of PEPE IV required an investment of over US$120 million. The energy produced will be sold in the MAT ER segment through PPAs with private parties.

Moreover, the works at PEPE VI have already started. The first stage will add 94.5 MW, and the second stage will increase the total capacity to 140 MW, fully operational by 2H2024. By then, we expect to reach a total renewable capacity of 427 MW, further strengthening Pampa’s position as one of Argentina’s leading wind power generators.

Tender to install thermal power capacity

On July 27, 2023, the SE called a tender for installing 2,250-3,000 MW of thermal or co-generation power capacity to replace or enhance existing capacity, and improve the reliability and sustainability of the Wholesale Electricity Market (Res. SE No. 621/23).

Awarded projects will obtain a PPA with CAMMESA for up to 15 years, with commissioning scheduled between 2025 and 2028. Remuneration will mainly consist of a base capacity payment ranging from US$9,000 to US$19,800/MW-month (depending on the tender’s category) and an operation and maintenance charge, comprising a fixed payment in US$/MW-month and a variable price per used fuel in US$/MWh.

The SE will evaluate the efficiency, capacity payment and location of the tendered projects, prioritizing the critical nodes defined in the auction. The submission deadline is August 31, 2023, with the awarding scheduled for October 10, 2023. Pampa is currently evaluating its participation in the tender.

1.3	TGS: award of GPNK’s operation and midstream service expansion

On June 5, 2023, ENARSA awarded TGS the operation and maintenance of the GPNK’s Tratayén – Salliqueló tranche, signing a 5-year contract, extendable for 12 months. The GPNK, which was inaugurated on July 9, 2023, and commissioning began on August 3, 2023, has a length of 573 km and an initial transportation capacity of 11 million m3/day, passing through the Provinces of Neuquén, Río Negro, La Pampa and Buenos Aires. The license encompasses surface and underground facilities, as well as compressor stations in Tratayén and Salliqueló.

In response to the increasing gas output from the Neuquina Basin, TGS has been developing its midstream business since 2018. This includes the construction of an 182 km gathering gas pipeline that passes through the Vaca Muerta formation, with a transportation capacity of up to 60 million m3/day. In August 2023, TGS is set to commission a 32 km extension to the pipeline’s north tranche (Los Toldos I Sur – El Trapial), with a 17 million m3/day transportation capacity and a US$49 million investment. Additionally, TGS has installed a gas conditioning plant in Tratayén, with a 14.8 million m3/day capacity. Moreover, two conditioning plants with a capacity of 6.6 million m3/day each are expected to be commissioned by 1H2024, with an estimated total investment of US$270 million.

Pampa Energía ● Earnings release Q2 23 ● 4

1.4	Share capital reduction

On July 18, 2023, 20 million shares (equivalent to 0.8 million ADR) were canceled, which was previously approved by the shareholders’ meeting on April 26, 2023. Currently, Pampa’s outstanding capital stock amounts to 1,363,520,380 common shares or 54,540,815 ADRs equivalent.

Pampa Energía ● Earnings release Q2 23 ● 5

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 06.30.2023		As of 12.31.2022
	AR$	US$ FX 256.7	AR$	US$ FX 177.16
ASSETS
Property, plant and equipment	585,004	2,279	383,464	2,165
Intangible assets	25,252	98	24,364	138
Right-of-use assets	1,982	8	1,521	9
Deferred tax asset	8,491	33	6,326	36
Investments in joint ventures and associates	240,004	935	159,833	902
Financial assets at amortized cost	25,853	101	18,000	102
Financial assets at fair value through profit and loss	7,053	27	4,867	27
Other assets	121	0	91	1
Trade and other receivables	6,660	26	3,415	19
Total non-current assets	900,420	3,508	601,881	3,397

Inventories	47,714	186	30,724	173
Financial assets at amortized cost	3,006	12	1,357	8
Financial assets at fair value through profit and loss	169,968	662	103,856	586
Derivative financial instruments	146	1	161	1
Trade and other receivables	116,646	454	83,328	470
Cash and cash equivalents	50,749	198	18,757	106
Total current assets	388,229	1,512	238,183	1,344

Assets classified as held for sale	46,631	182	-	-

Total assets	1,335,280	5,202	840,064	4,742

EQUITY
Equity attributable to owners of the company	669,365	2,608	403,463	2,277

Non-controlling interest	1,684	7	1,157	7

Total equity	671,049	2,614	404,620	2,284

LIABILITIES
Provisions	38,250	149	26,062	147
Income tax and presumed minimum income tax liabilities	37,356	146	31,728	179
Deferred tax liabilities	17,596	69	19,854	112
Defined benefit plans	8,362	33	4,908	28
Borrowings	333,830	1,300	237,437	1,340
Trade and other payables	8,485	33	3,757	21
Total non-current liabilities	443,879	1,729	323,746	1,827

Provisions	1,003	4	779	4
Income tax liabilities	4,493	18	927	5
Taxes payables	7,398	29	4,966	28
Defined benefit plans	928	4	1,021	6
Salaries and social security payable	5,404	21	5,627	32
Derivative financial instruments	133	1	318	2
Borrowings	91,688	357	48,329	273
Trade and other payables	74,368	290	49,731	281
Total current liabilities	185,415	722	111,698	630

Liabilities associated to assets classified as held for sale	34,937	136	-	-

Total liabilities	664,231	2,588	435,444	2,458

Total liabilities and equity	1,335,280	5,202	840,064	4,742

Pampa Energía ● Earnings release Q2 23 ● 6

2.2	Consolidated income statement
	First half				Second quarter
Figures in million	2023		2022		2023		2022
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	194,256	895	99,523	874	110,341	464	55,512	462
Local market sales	154,309	708	78,708	688	86,900	363	44,999	372
Foreign market sales	39,947	187	20,815	186	23,441	101	10,513	90
Cost of sales	(117,939)	(555)	(60,896)	(540)	(67,401)	(290)	(34,652)	(294)

Gross profit	76,317	340	38,627	334	42,940	174	20,860	168

Selling expenses	(7,723)	(34)	(3,721)	(33)	(4,530)	(18)	(1,658)	(12)
Administrative expenses	(19,564)	(89)	(7,326)	(63)	(11,254)	(48)	(3,797)	(31)
Exploration expenses	(1,750)	(7)	(15)	-	(1,702)	(7)	(7)	-
Other operating income	14,289	61	4,357	36	9,430	45	3,057	25
Other operating expenses	(7,375)	(35)	(2,632)	(23)	(3,530)	(22)	(964)	(8)
Impairment of financial assets	(937)	(3)	(519)	(4)	(646)	(3)	(392)	(3)
Rec. of imp. (impairm.) of int. assets & inventories	(323)	(1)	(4,384)	(35)	(734)	(3)	(4,375)	(35)
Results for part. in joint businesses & associates	8,570	34	6,861	57	5,370	19	4,179	32

Operating income	61,504	266	31,248	269	35,344	137	16,903	136

Financial income	428	2	450	5	235	2	204	2
Financial costs	(41,078)	(188)	(8,794)	(78)	(26,367)	(112)	(4,599)	(39)
Other financial results	55,461	254	(4,170)	(35)	40,818	170	(3,881)	(33)
Financial results, net	14,811	68	(12,514)	(108)	14,686	60	(8,276)	(70)

Profit before tax	76,315	334	18,734	161	50,030	197	8,627	66

Income tax	(7,087)	(29)	(29)	6	(7,730)	(33)	(376)	1

Net income for the period	69,228	305	18,705	167	42,300	164	8,251	67
Attributable to the owners of the Company	69,097	305	18,469	165	42,179	164	8,165	66
Attributable to the non-controlling interests	131	-	236	2	121	0.1	86	1

Net income per share to shareholders	50.36	0.22	13.37	0.12	31.01	0.12	5.92	0.05
Net income per ADR to shareholders	1,259.06	5.56	334.34	2.99	775.35	3.01	147.92	1.20

Average outstanding common shares[1]	1,372		1,381		1,360		1,380
Outstanding shares by the end of period[1]	1,360		1,380		1,360		1,380

Note: 1 It considers the shares from the Employee stock-based compensation plan, which as of June 30, 2022 and 2023 amounted to 3.9 million common shares.

Pampa Energía ● Earnings release Q2 23 ● 7

2.3	Cash and financial borrowings
As of June 30, 2023, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	714	710	631	631	(83)	(80)
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	157	157	1,027	1,027	870	870
Total under IFRS/Restricted Group	872	868	1,658	1,658	786	790
Affiliates at O/S2	141	141	306	306	164	164
Total with affiliates	1,013	1,009	1,963	1,963	951	954

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of June 30, 2023, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,658 million, which is slightly higher than at the end of 2022, mainly explained by debt issuances, partially offset by the de-consolidation of PEMC’s associated financial debt due to the pending divestment. However, the net debt decreased by 14%, reaching US$786 million. The total US$ debt accounted for 79% of the Company’s gross debt, with an average interest rate of 8.3%, primarily at a fixed rate, and no coupon for US$-link debt, while the US$-MEP indebtedness rate was 4.99%. The average interest rate for AR$ debt was 87%. The financial debt had an average life of 3.2 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q2 23:

Note: The chart only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, and CTBSA.

During Q2 23, Pampa redeemed the outstanding 2023 Notes (US$92.9 million) and issued the Series XVI CB in US$-MEP for US$55.7 million at a 4.99% rate maturing on November 2025 and the second Green Bond (Series XVII CB) for AR$5,980 million at a Private Badlar plus 2% floating rate maturing in May 2025, and received in-kind AR$852 million from the first Green Bond (Series VIII CB) at a 1.0336 ratio. Moreover, Pampa obtained short-term bank debt for AR$36,168 million and paid borrowings for US$9 million and import financing for US$5 million.

After Q2 23, Pampa paid net import financing facilities for US$2 million and the outstanding AR$2,283 million of the first Green Bond (Series VIII CB), and took short-term loans for AR$2 billion.

Regarding our affiliates, CTEB issued Series IX US$-link CB in Q2 23 for US$50 million at a 0% coupon, maturing in April 2026, of which US$2 million   was exchanged with Series I CB at a 1.0033 ratio.

Pampa Energía ● Earnings release Q2 23 ● 8

The remaining US$30 million from Series I CB was redeemed in May. Additionally, TGS paid import financing in foreign currency for the equivalent of US$2 million, while Transener paid borrowings for AR$702 million. After the quarter’s closing, TGS obtained import financing for the equivalent of US$17 million and refinanced loans for US$4 million, while Transener paid borrowings for AR$56 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series IX at par & fixed rate	2026	293	179	9.5%
	CB Series I at discount & fixed rate	2027	750	597	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
Pampa	CB Series XIII	2027	98	98	0%
CTEB[1]	CB Series IV	2024	96	96	0%
	CB Series VI	2025	84	84	0%
	CB Series IX	2026	50	50	0%

In US$-MEP
Pampa	CB Series XVI	2025	56	56	4.99%

In AR$
Pampa	CB Series VIII (Green Bond)[2]	2023	2,283	2,283	Badlar Privada +2%
	CB Series XI	2024	21,655	21,655	Badlar Privada +0%
	CB Series XV	2024	18,264	18,264	Badlar Privada +2%
	CB Series XVII (Green Bond)	2024	5,980	5,980	Badlar Privada +2%
CTEB[1]	CB Series VII	2023	1,754	1,754	Badlar Privada +2.98%
	CB Series VIII	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Settled post-Q2 23.

Pampa Energía ● Earnings release Q2 23 ● 9

Credit rating of Pampa and subsidiaries

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC-	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q2 23 ● 10

3.	Analysis of the Q2 23 results
Breakdown by segment Figures in US$ million	Q2 23			Q2 22			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	171	98	104	165	99	(18)	+4%	-1%	NA
Oil and Gas	187	97	15	165	102	52	+13%	-4%	-71%
Petrochemicals	132	10	6	158	19	14	-16%	-48%	-57%
Holding and Others	4	16	39	5	35	19	-20%	-53%	+105%
Eliminations	(30)	-	-	(31)	(1)	(1)	-3%	-100%	-100%

Total	464	222	164	462	253	66	+0%	-13%	+148%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	First half		Second quarter
	2023	2022	2023	2022
Consolidated operating income	266	269	137	136
Consolidated depreciations and amortizations	126	106	67	56
EBITDA	392	375	204	192

Adjustments from generation segment	(6)	11	(4)	9
Deletion of equity income	(5)	(34)	(3)	(12)
Deletion of gain from commercial interests	(29)	(7)	(17)	(3)
Deletion of provision in outages	-	6	-	6
Deletion of PPE activation in operating expenses	3	11	1	7
Deletion of provision in hydros	5	-	1	-
Greenwind's EBITDA adjusted by ownership	-	6	-	3
CTBSA's EBITDA adjusted by ownership	21	29	14	8
Adjustments from oil and gas segment	1	29	3	29
Deletion of PPE & inventories' impairment	-	29	-	29
Deletion of gain from commercial interests	(6)	(0)	(4)	(0)
Deletion of Río Atuel's reversal losses	7	-	7	-
Adjustments from petrochemicals segment	3	(0)	3	(0)
Deletion of inventory impairment	3	-	3	-
Adjustments from holding & others segment	38	63	15	24
Deletion of equity income	(29)	(23)	(16)	(20)
Deletion of gain from commercial interests	(0)	(1)	(0)	(1)
Deletion of intang. assets' impairment/(recovery)	(2)	6	-	6
TGS's EBITDA adjusted by ownership	52	71	24	31
Transener's EBITDA adjusted by ownership	17	9	7	7

Consolidated adjusted EBITDA	428	478	222	253
At our ownership	419	477	226	253

Pampa Energía ● Earnings release Q2 23 ● 11

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	344	331	+4%	171	165	+4%
Local market sales	344	331	+4%	171	165	+4%
Cost of sales	(181)	(184)	-2%	(97)	(100)	-3%

Gross profit	163	147	+11%	74	65	+14%

Selling expenses	(1)	(1)	-	-	-	NA
Administrative expenses	(26)	(19)	+37%	(14)	(10)	+40%
Other operating income	35	7	NA	24	3	NA
Other operating expenses	(14)	(2)	NA	(9)	(1)	NA
Results for participation in joint businesses	5	34	-85%	3	12	-75%

Operating income	162	166	-2%	78	69	+13%

Finance income	1	1	-	1	-	NA
Finance costs	(66)	(27)	+144%	(41)	(14)	+193%
Other financial results	124	(42)	NA	90	(51)	NA
Financial results, net	59	(68)	NA	50	(65)	NA

Profit before tax	221	98	+126%	128	4	NA

Income tax	(21)	(17)	+24%	(24)	(21)	+14%

Net income for the period	200	81	+147%	104	(17)	NA
Attributable to owners of the Company	200	79	+153%	104	(18)	NA
Attributable to non-controlling interests	-	2	-100%	0	1	-90%

Adjusted EBITDA	206	220	-6%	98	99	-1%
Adjusted EBITDA at our share ownership	198	219	-10%	103	98	+4%

Increases in PPE	146	30	NA	53	20	+165%
Depreciation and amortization	50	43	+16%	24	21	+14%

The slight increase in power generation sales during Q2 23 is mainly explained by renewable PPAs: the consolidation of PEMC, the acquisition of PEA and the commissioning of PEPE IV. Additionally, despite a 2% drop in national industrial electricity consumption, we recorded a 21% increase in Energía Plus demand, reaching 530 GWh during Q2 23.

These effects were partially offset by lower legacy energy prices and, to a lesser extent, Energia Plus prices. For legacy energy, in spite of price increases, devaluation affected the mainly AR$-traded prices. Legacy energy represented 68% of the 5,432 MW operated by Pampa[5], but comprised only 27% of the Q2 23 segment’s sales. The capacity remuneration for our thermal legacy units was US$4.0 thousand/MW-month (-8% vs. Q2 22), but it would have been -30% without the differential remuneration for CCGTs (Res. No. 59/23). Hydros recorded US$1.9 thousand/MW-month (-14% vs. Q2 22). Moreover, sales were affected by a programmed overhaul in CTGEBA’s legacy CCGT and a minor incident at CTG; both outages ended in June 2023.

In operating terms, Pampa’s operated power generation grew 17% vs. Q2 22. This was explained by the higher dispatch from the most efficient units, mainly CTEB’s CCGT, commissioned in February 2023 (+936 GWh), new wind farms PEA and PEPE IV (+117 GWh) and CTLL due to more gas availability in the area (+56 GWh). On the other hand, Argentine power generation decreased by 7% year-on-year due to

5 Under IFRS, we do not consolidate CTEB (848 MW) in our financial statements since it is an affiliate. However, it is an asset operated by Pampa and its EBITDA to our shareholding is considered in our total adjusted EBITDA.

Pampa Energía ● Earnings release Q2 23 ● 12

lower demand, affecting CPB’s dispatch (-218 GWh) and Mendoza hydros (-19 GWh). Moreover, CTGEBA’s TV01 had a programmed overhaul (-137 GWh), and wind farms experienced lower wind speeds (-27 GWh).

The availability of Pampa’s operated units reached 95.0% in Q2 23 (-279 basis points vs. Q2 22’s 97.8%), mainly due to CTG’s outage and the programmed maintenance at CTGEBA, both mentioned above, in addition to the commissioning testing with GO of CTEB’s CCGT. Therefore, a 93.6% thermal availability rate was registered in Q2 23 (-374 basis points vs. 97.3% from Q2 22).

Power generation's key performance indicators	2023				2022				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	387	4,107	5,432	938	206	3,826	4,970	-	+88%	+7%	+9%
New capacity (%)	-	100%	33%	32%	-	100%	28%	26%	-	-	+5%	+6%
Market share (%)	2.2%	0.9%	9.5%	12.5%	2.2%	0.5%	8.9%	11.6%	-0%	+0%	+1%	+1%

Semester
Net generation (GWh)	653	598	9,728	10,978	596	442	8,331	9,369	+9%	+35%	+17%	+17%
Volume sold (GWh)	653	592	10,315	11,561	596	456	8,905	9,956	+10%	+30%	+16%	+16%

Average price (US$/MWh)	24	73	33	34	28	69	41	41	-13%	+6%	-19%	-16%
Average gross margin (US$/MWh)	7	64	20	22	10	58	25	26	-28%	+9%	-19%	-16%

Second quarter
Net generation (GWh)	205	306	4,707	5,218	224	215	4,038	4,477	-8%	+42%	+17%	+17%
Volume sold (GWh)	205	301	5,017	5,523	224	221	4,302	4,747	-8%	+36%	+17%	+16%

Average price (US$/MWh)	33	74	35	37	33	70	39	40	-1%	+6%	-10%	-7%
Average gross margin (US$/MWh)	5	64	21	23	8	60	21	22	-29%	+7%	-1%	+2%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (50% equity stake), and PEMC, in the process of divestment.

Without depreciation and amortizations, net operating costs decreased 17% vs. Q2 22, mainly due to increased commercial interests from CAMMESA’s collection delays, both in rate and days. Without considering this income, costs rose only 3% year-on-year, explained by higher labor costs and, to a lesser extent, increased power purchases to cover contracts, partially offset by lower repairment charges due to the CTLL’s outage in Q2 22.

Financial results from Q2 23 reached a net profit of US$50 million, while a net loss of US$65 million was recorded in Q2 22, mainly due to profits from holding financial instruments, partially offset by higher financial interest due to increased stock of AR$-debt and, to a lesser extent, by higher FX losses due to the segment’s asset monetary position.

Adjusted EBITDA from the power generation segment reached US$98 million, similar to Q2 22, mainly due to lower legacy energy prices and, to a lesser extent, Energía Plus prices, certain thermal outages at CTG and programmed at CTGEBA, lower dispatch at less efficient units as required by CAMMESA, and higher labor costs. These variations were partially offset by renewable PPAs at PEMC, PEA and PEPE IV, the commissioning of CTEB’s CCGT and the differential remuneration in US$ for legacy CCGTs. In addition, adjusted EBITDA considers CTEB (CTBSA)’s 50% ownership (US$14 million in Q2 23 vs. US$8 million in Q2 22) and PEMC (Greenwind)’s 50% share capital when it was Pampa’s affiliate for US$3 million in Q2 22. Adjusted EBITDA excludes items such as the commercial interests for delayed collections, repair expenses from CTLL’s outage in Q2 22, accrual of PPE’s expenses as operating costs and contingency provisions for the concession’s termination at Mendoza hydros in Q2 23.

Finally, without including CTEB, capital expenditures registered US$53 million in Q2 23 (vs. US$20 million in Q2 22), explained by the PEPE VI project, offset by the commissioning of PEPE IV.

Pampa Energía ● Earnings release Q2 23 ● 13

The following table shows the expansion projects in power generation:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @6/30/23
Thermal
Closing to CC Ensenada[2]	279	PPA for 10 years	US$	23,962	10.5	43	253	99%	22-Feb-23

Renewable
Pampa Energía IV3	81	MAT ER	US$	na	na	58(4)	128	94%	17-Jun-23
Pampa Energía VI	139.5	MAT ER	US$	na	na	62(4)	261	1%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 The ST capacity increased from 272 MW to 279 MW in April 2023, and both GTs from 567 MW to 569 MW. 3 Progressive commissioning from December 2022, completing in June 2023. 4 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	341	302	+13%	187	165	+13%
Local market sales	230	216	+6%	126	135	-6%
Foreign market sales	111	86	+29%	61	30	+100%
Cost of sales	(198)	(160)	+24%	(106)	(90)	+18%

Gross profit	143	142	+1%	81	75	+8%

Selling expenses	(25)	(24)	+4%	(13)	(8)	+63%
Administrative expenses	(38)	(28)	+36%	(20)	(14)	+43%
Other operating income	25	24	+4%	20	20	-
Other operating expenses	(13)	(16)	-19%	(8)	(4)	+100%
Impairment of financial assets	-	(1)	-100%	-	(1)	-100%
Impairment of PPE and inventories	-	(29)	-100%	-	(29)	-100%

Operating income	85	68	+25%	53	39	+36%

Finance income	1	1	-	1	-	NA
Finance costs	(97)	(43)	+126%	(59)	(19)	+211%
Other financial results	25	(5)	NA	20	7	+186%
Financial results, net	(71)	(47)	+51%	(38)	(12)	+217%

Loss before tax	14	21	-33%	15	27	-44%

Income tax	-	27	-100%	-	25	-100%

Net loss for the period	14	48	-71%	15	52	-71%

Adjusted EBITDA	159	158	+1%	97	102	-4%

Increases in PPE and right-of-use assets	217	148	+47%	129	85	+52%
Depreciation and amortization	73	61	+20%	41	34	+21%

In Q2 23, sales from the oil and gas segment grew 13% vs. Q2 22, mainly due to higher gas income from exports to Chile and deliveries to CAMMESA and, to a lesser extent, an increase in foreign oil demand. However, these effects were partially offset by a lower gas retail demand due to mild weather, although it increased during the winter season that began in May. Moreover, crude oil exports were affected by lower internationall prices.

Pampa Energía ● Earnings release Q2 23 ● 14

Oil and gas' key performance indicators	2023			2022			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Semester
Volume
Production
In thousand m3/day	0.8	9,745		0.8	9,519		+0%	+2%	+2%
In million cubic feet/day		344			336
In thousand boe/day	5.1	57.4	62.4	5.1	56.0	61.1
Sales
In thousand m3/day	0.9	9,781		0.8	9,606		+14%	+2%	+3%
In million cubic feet/day		345			339
In thousand boe/day	5.7	57.6	63.2	4.9	56.5	61.5

Average Price
In US$/bbl	66.4			70.7			-6%	+9%
In US$/MBTU		4.4			4.0

Second quarter
Volume
Production
In thousand m3/day	0.8	10,577		0.8	10,118		+0%	+5%	+4%
In million cubic feet/day		374			357
In thousand boe/day	5.1	62.3	67.3	5.1	59.6	64.6
Sales
In thousand m3/day	0.9	10,585		0.7	10,227		+15%	+4%	+4%
In million cubic feet/day		374			361
In thousand boe/day	5.4	62.3	67.7	4.7	60.2	64.9

Average Price
In US$/bbl	65.1			72.6			-10%	+7%
In US$/MBTU		4.7			4.4

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

In operating terms, total production reached 67.3 kboe/day in Q2 23 (+4% vs. Q2 22 and +17% vs. Q1 23). Gas production recorded 10.6 million m3/day (+5% vs. Q2 22 and +19% vs. Q1 23), explained by the beginning of the winter season, higher volumes exported to Chile and increased demand for thermal generation by CAMMESA. However, lower retail demand was observed compared to the maximum volumes contracted under Plan Gas.Ar due to mild weather. Still, Pampa reached a new all-time high gas production in June, recording 13.5 million m3/day.

Analyzing the gas output by block, 60% of our total gas output in Q2 23 came from El Mangrullo, which recorded 6.3 million m3/day (-13% vs. Q2 22 but +10% vs. Q1 23 due to seasonality). The lower activity at El Mangrullo is explained by the soft retail demand mentioned above. On the other hand, due to shale activity, Sierra Chata reached 2.2 million m3/day (+209% vs. Q2 22 and +83% vs. Q1 23). At non-operated blocks, Río Neuquén remained at 1.6 million m3/day (+4% vs. Q2 22 and +6% vs. Q1 23), while Rincón del Mangrullo continues the natural depletion, contributing 0.2 million m3/day (-33% vs. Q2 22 and -8% vs. Q1 23).

Our gas price in Q2 23 was US$4.7/MBTU (+7% vs. Q2 22 and +19% vs. Q1 23), mainly driven by better export prices to Chile, which were higher than the local market, partially offset by lower prices in the industrial segment due to lower domestic demand.

In Q2 23, 39% of our gas deliveries were destined for the retail segment due to the winter period priority under Plan Gas.Ar. 22% was sold to CAMMESA as fuel for our thermal power units, also under Plan Gas.Ar6, 20% was sold to the industrial/spot market, 15% was exported, and the remaining was sold as raw

6 Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Earnings release Q2 23 ● 15

material to our petchem plants. In contrast, in Q2 22, 48% was sold to the retail segment, 21% to the industrial/spot market, 17% to our thermal power units, 10% was exported, and 3% was sold to our petchem plants.

Oil production reached 5.1 kbbl/day in Q2 23, similar to Q2 22, explained by higher output at Río Neuquén, Gobernador Ayala and Los Blancos (+0.4 kbbl/day vs. Q2 22), partially offset by a drop of 0.3 kbbl/day at El Tordillo. However, the volume sold was higher thanks to the oil stock during Q2 23 to respond to the increasing foreign demand. 67% of the volume traded was destined for the local market vs. 78% in Q2 22.

Our oil price in Q2 23 was 10% lower than in Q2 22, reaching US$65.1/barrel, explained by lower export prices due to the decrease in Brent, while domestic prices remained similar, recording US$65/barrel.

By the end of Q2 23, we accounted for 815 productive wells vs. 895 as of the end of 2022. The sharp decrease is explained by the exit agreements in Estación Fernández Oro and Anticlinal Campamento gas blocks, and the production curtailment at El Tordillo oil block due to cost efficiency.

Net operating costs in Q2 23, excluding depreciation, amortization, Plan Gas.Ar compensation and interests for delayed collections charged to CAMMESA grew 37%, reaching US$112 million vs. Q2 22 and 19% vs. Q1 23, mainly due to a US$7 million loss for wells write-off because of Río Atuel’s oil exploratory area reversal, in addition to higher transportation costs for gas exports as tariffs increased, operation and maintenance of wells and treatment plants at operated blocks, labor expenses, royalties and levies - all linked to higher oil and gas sales.

New wells’ productivity positively impacted the lifting cost per boe, which increased at a lower speed than total operating costs. Lifting cost increased by only 11% year-on-year to US$6.5/boe produced in Q2 23 and decreased by 9% vs. Q1 23.

Financial results in Q2 23 recorded increased losses of US$38 million, mainly due to a rise in interests from the higher stock of AR$-debt and devaluation losses over certain receivables, partially offset by higher gains from holding financial securities.

Our oil and gas adjusted EBITDA amounted to US$97 million in Q2 23, 4% lower than in Q2 22, mainly explained by soft retail demand and higher operation costs due to increased activity, partially offset by gas and oil exports. In addition, the adjusted EBITDA of Q2 23 excludes the impairment of PPE and inventories, costs linked to Río Atuel reversal and commercial interests for late collection, mainly charged to CAMMESA.

Finally, in Q2 23, capital expenditures amounted to US$129 million, 52% higher vs. Q2 22, mainly driven by the shale gas wells drilling and completion campaign to comply with the additional commitments under Plan Gas.Ar.

Pampa Energía ● Earnings release Q2 23 ● 16

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	257	284	-10%	132	158	-16%
Local market sales	181	184	-2%	92	99	-8%
Foreign market sales	76	100	-24%	40	59	-32%
Cost of sales	(231)	(250)	-8%	(117)	(134)	-13%

Gross profit	26	34	-24%	15	24	-38%

Selling expenses	(8)	(8)	-	(5)	(4)	+25%
Administrative expenses	(3)	(2)	+50%	(1)	(1)	-
Other operating expenses	(1)	(1)	-	(1)	(1)	-
Impairment of inventories	(3)	-	NA	(3)	-	NA

Operating income	11	23	-52%	5	18	-72%

Finance costs	(1)	(1)	-	-	-	NA
Other financial results	3	-	NA	3	(1)	NA
Financial results, net	2	(1)	NA	3	(1)	NA

Profit before tax	13	22	-41%	8	17	-53%

Income tax	(2)	(3)	-33%	(2)	(3)	-33%

Net income for the period	11	19	-42%	6	14	-57%

Adjusted EBITDA	17	25	-32%	10	19	-48%

Increases in PPE	3	2	+50%	1	2	-50%
Depreciation and amortization	3	2	+50%	2	1	+100%

The petrochemicals segment’s adjusted EBITDA reached US$10 million in Q2 23, which is 48% lower vs. Q2 22, mainly explained by the significant drop in international reference prices and lower styrene, polystyrene and SBR exported volumes. These effects were partially offset by higher reforming volumes sold. On the other hand, the adjusted EBITDA increased by US$3 million quarter-on-quarter, mainly due to an improvement in reforming international reference prices and higher SBR volumes sold, partially offset by lower styrene and polystyrene sales.

Total volume sold grew 17% vs. Q2 22, reaching 106 thousand tons, mainly explained by increased dispatch of reforming products due to higher virgin naphtha processing and a programmed shutdown in Q2 22. This increase was partially offset by lower exports of the rest of the products, in addition to the 3 thousand tons of gasoline dispatched as toll processing, which was not recorded as volume sold in Q2 22.

Pampa Energía ● Earnings release Q2 23 ● 17

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Semester
Volume sold 1H23 (thousand ton)	54	20	136	209
Volume sold 1H22 (thousand ton)	56	24	103	182
Variation 1H23 vs. 1H22	-4%	-17%	+32%	+15%

Average price 1H23 (US$/ton)	1,889	1,924	869	1,230
Average price 1H22 (US$/ton)	2,106	2,197	1,119	1,561
Variation 1H23 vs. 1H22	-10%	-12%	-22%	-21%

Second quarter
Volume sold Q2 23 (thousand ton)	25	11	70	106
Volume sold Q2 22 (thousand ton)	28	13	50	91
Variation Q2 23 vs. Q2 22	-12%	-14%	+41%	+17%

Average price Q2 23 (US$/ton)	1,926	1,913	891	1,240
Average price Q2 22 (US$/ton)	2,296	2,322	1,270	1,738
Variation Q2 23 vs. Q2 22	-16%	-18%	-30%	-29%

Note: 1 Includes Propylene.

In Q2 23, financial results reached a net profit of US$3 million, while in Q2 22, a net loss of US$1 million was recorded, explained by higher FX gains over payables and lower losses from commodities hedge.

Capital expenditures reached US$1 million in Q2 23 vs. US$2 million in Q2 22.

Pampa Energía ● Earnings release Q2 23 ● 18

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	8	12	-33%	4	5	-20%
Local market sales	8	12	-33%	4	5	-20%

Gross profit	8	12	-33%	4	5	-20%

Administrative expenses	(22)	(14)	+57%	(13)	(6)	+117%
Other operating income	1	5	-80%	1	2	-50%
Other operating expenses	(7)	(4)	+75%	(4)	(2)	+100%
Impairment of financial assets	(3)	(3)	-	(3)	(2)	+50%
Recovery from impair. (Impairment) of intangible assets	2	(6)	NA	-	(6)	-100%
Results for participation in joint businesses	29	23	+26%	16	20	-20%

Operating income	8	13	-38%	1	11	-91%

Finance income	3	6	-50%	1	3	-67%
Finance costs	(27)	(10)	+170%	(13)	(7)	+86%
Other financial results	102	12	NA	57	12	NA
Financial results, net	78	8	NA	45	8	NA

Profit before tax	86	21	NA	46	19	+142%

Income tax	(6)	(1)	NA	(7)	-	NA

Net income for the period	80	20	+300%	39	19	+105%

Adjusted EBITDA	46	76	-40%	16	35	-53%

Increases in PPE	3	2	+84%	1	1	-
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted a US$15 million operating loss in Q2 23, while in Q2 22, it was a US$9 million loss, mainly explained by the share price performance impacting the executive compensation plan and lower accrued fees, partially offset by lower third-party expenses.

In Q2 23, financial results reached a net gain of US$45 million vs. US$8 million in Q2 22, mainly due to higher profits from the devaluation on liability monetary position in AR$, partially offset by higher tax interests.

The adjusted EBITDA of our holding and others segment decreased by 53%, recording US$16 million in Q2 23. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Besides, it excludes the impairment of intangible assets in Q2 22.

In TGS, the EBITDA adjusted by our stake was US$24 million in Q2 23 vs. US$31 million in Q2 22. The decline was mainly due to lower international reference prices and the lagged tariff increase over regulated income that failed to offset inflation and AR$ devaluation. However, these effects were partially offset by higher propane and butane exports, increased dispatch of ethane (and the award for achievement) and midstream revenues.

In Transener, the EBITDA adjusted by our stake recorded US$7 million in Q2 23 (similar to Q2 22), mainly due to the tariff increase of approximately 155% as of January 2023, partially offset by the AR$ devaluation.

Pampa Energía ● Earnings release Q2 23 ● 19

3.6	Analysis of the six-month period, by subsidiary and segment
Subsidiary In US$ million	First half 2023				First half 2022
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]

Power generation segment
Diamante	61.0%	0	(0)	1	61.0%	2	(0)	2
Los Nihuiles	52.0%	(2)	(0)	0	52.0%	0	(0)	3
VAR[4]	100.0%	9	0	6	-	-	-	-

Greenwind[5]		9	52	3		11	65	1
Non-controlling stake adjustment		-	-	-		(6)	(32)	(0)
Subtotal Greenwind adjusted by ownership	100.0%	9	52	3	50.0%	6	32	0

CTBSA		42	306	10		58	223	67
Non-controlling stake adjustment		(21)	(153)	(5)		(29)	(111)	(33)
Subtotal CTBSA adjusted by ownership	50.0%	21	153	5	50.0%	29	111	33

Pampa stand-alone, other companies, & adj.[1]	100.0%	168	(136)	184	100%	182	27	41
Subtotal power generation		206	70	200		220	171	79

Oil & gas segment
Pampa Energía	100.0%	159	870	14	100.0%	158	875	48
Subtotal oil & gas		159	870	14		158	875	48

Petrochemicals segment
Pampa Energía	100.0%	17	-	11	100.0%	25	-	19
Subtotal petrochemicals		17	-	11		25	-	19

Holding & others segment
Transener		64	(23)	31		36	(11)	13
Non-controlling stake adjustment		(47)	17	(23)		(26)	8	(9)
Subtotal Transener adjusted by ownership	26.3%	17	(6)	8	26.3%	9	(3)	3

TGS		182	62	74		244	296	119
Non-controlling stake adjustment		(130)	(45)	(53)		(173)	(210)	(84)
Subtotal TGS adjusted by ownership	28.1%	52	18	21	29.3%	71	87	35

Pampa stand-alone, other companies, & adj.[1]	100.0%	(23)	(0)	51	100%	(5)	(0)	(18)
Subtotal holding & others		46	11	80		76	84	20

Deletions	100%	-	(164)	-	100%	(1)	(228)	(1)
Total consolidated		428	786	305		478	902	165
At our share ownership		419	951	305		477	1,129	165

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS since August 12, 2022. However, due to pending divestment, Greenwind’s assets and liabilities have been classified as held for sale since.

Pampa Energía ● Earnings release Q2 23 ● 20

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q2 23				Q2 22
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income (loss)[3]

Power generation segment
Diamante	61.0%	1	(0)	1	61.0%	1	(0)	1
Los Nihuiles	52.0%	(2)	(0)	0	52.0%	0	(0)	1
VAR[4]	100.0%	4	0	3	-	-	-	-

Greenwind[4]		5	52	2		5	65	0
Non-controlling stake adjustment		-	-	-		(3)	(32)	(0)
Subtotal Greenwind adjusted by ownership	100.0%	5	52	2	50.0%	3	32	0

CTBSA		29	306	5		16	223	23
Non-controlling stake adjustment		(14)	(153)	(2)		(8)	(111)	(12)
Subtotal CTBSA adjusted by ownership	50.0%	14	153	2	50.0%	8	111	12

Pampa stand-alone, other companies, & adj.[1]		80	(136)	98		87	27	(31)
Subtotal power generation		98	70	104		99	171	(18)

Oil & gas segment
Pampa Energía	100.0%	97	870	15	100.0%	102	875	52
Subtotal oil & gas		97	870	15		102	875	52

Petrochemicals segment
Pampa Energía	100.0%	10	-	6	100.0%	19	-	14
Subtotal petrochemicals		10	-	6		19	-	14

Holding & others segment
Transener		26	(23)	10		27	(11)	12
Non-controlling stake adjustment		(19)	17	(8)		(20)	8	(9)
Subtotal Transener adjusted by ownership	26.3%	7	(6)	3	26.3%	7	(3)	3

TGS		87	62	47		107	296	45
Non-controlling stake adjustment		(63)	(45)	(34)		(76)	(210)	(32)
Subtotal TGS adjusted by ownership	28.1%	24	18	13	29.3%	31	87	13

Pampa stand-alone, other companies, & adj.[1]		(15)	(0)	23		(4)	(0)	3
Subtotal holding & others		16	11	39		35	84	19

Deletions	100%	-	(164)	-	100%	(1)	(228)	(1)
Total consolidated		222	786	164		253	902	66
At our share ownership		226	951	164		253	1,129	66

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS since August 12, 2022. However, due to pending divestment, Greenwind’s assets and liabilities have been classified as held for sale since.

Pampa Energía ● Earnings release Q2 23 ● 21

4.	Appendix
4.1	Power generation’s main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind					Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3	PEPE4[2]	PEA[3]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[4]	Subtotal thermal
Installed capacity (MW)	265	388	285	100	53	53	81	100	1,325	780	361	30	620	100	100	1,253	14	848	4,107	5,432
New capacity (MW)	-	-	-	100	53	53	81	100	387	184	100	-	-	100	100	565	14	279	1,343	1,730
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	0.2%	0.2%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	2.0%	9.5%	12.5%

Semester
Net generation 1H23 (GWh)	212	154	287	166	102	105	83	142	1,250	2,671	86	37	583	209	214	4,005	30	1,894	9,728	10,978
Market share	0.3%	0.2%	0.4%	0.2%	0.1%	0.1%	0.1%	0.20%	1.8%	3.8%	0.1%	0.1%	0.8%	0.3%	0.3%	5.7%	0.0%	2.7%	13.8%	15.6%
Sales 1H23 (GWh)	213	154	287	166	103	105	83	136	1,246	2,671	274	37	583	209	214	4,367	68	1,893	10,315	11,561

Net generation 1H22 (GWh)	162	143	291	196	120	127	-	-	1,038	2,598	182	26	614	183	172	4,083	38	434	8,331	9,369
Variation 1H23 vs. 1H22	+31%	+8%	-2%	-15%	-14%	-17%	na	na	+20%	+3%	-53%	+39%	-5%	+14%	+25%	-2%	-21%	na	+17%	+17%
Sales 1H22 (GWh)	162	143	291	196	134	126	-	-	1,052	2,598	293	26	614	183	172	4,504	80	434	8,905	9,956

Avg. price 1H23 (US$/MWh)	22	40	17	70	79	66	66	83	47	20	73	27	28	95	74	36	42	29	33	34
Avg. price 1H22 (US$/MWh)	30	44	18	69	73	67	67	na	46	20	61	43	33	106	90	36	40	na	41	41
Avg. gross margin 1H23 (US$/MWh)	4	15	5	60	63	62	62	72	34	16	27	5	6	75	55	19	15	21	20	22
Avg. gross margin 1H22 (US$/MWh)	6	21	6	60	56	60	60	na	31	12	26	15	12	85	67	20	17	133	25	26

Second quarter
Net generation Q2 23 (GWh)	37	57	111	83	53	53	56	61	511	1,388	47	14	100	101	106	1,828	11	1,110	4,707	5,218
Market share	0.1%	0.2%	0.3%	0.3%	0.2%	0.2%	0.2%	0.19%	1.6%	4.4%	0.1%	0.0%	0.3%	0.3%	0.3%	5.7%	0.0%	3.5%	14.8%	16.4%
Sales Q2 23 (GWh)	37	57	111	83	53	53	56	56	506	1,388	120	14	101	101	106	2,045	31	1,110	5,017	5,523

Net generation Q2 22 (GWh)	45	62	117	94	58	63	-	-	439	1,332	16	7	319	101	104	1,965	19	174	4,038	4,477
Variation Q2 23 vs. Q2 22	-18%	-8%	-5%	-13%	-7%	-17%	na	na	+16%	+4%	na	+113%	-68%	-0%	+2%	-7%	-44%	na	+17%	+17%
Sales Q2 22 (GWh)	45	62	117	94	64	63	-	-	445	1,332	67	7	319	101	104	2,157	40	174	4,302	4,747

Avg. price Q2 23 (US$/MWh)	52	49	18	71	79	66	66	89	57	19	70	30	70	97	75	39	48	32	35	37
Avg. price Q2 22 (US$/MWh)	50	49	18	69	73	66	66	na	51	20	123	77	31	97	78	39	42	116	39	40
Avg. gross margin Q2 23 (US$/MWh)	-	22	2	59	62	62	62	76	40	16	19	3	-	78	57	19	17	24	21	23
Avg. gross margin Q2 22 (US$/MWh)	8	16	3	60	57	61	61	na	33	7	49	16	9	78	58	20	18	91	21	22

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa since August 12, 2022. In the process of divestment. 2 PEPE IV’s progressive commissioning: 18 MW (Dec-22), 18 MW (Feb-23), 9 MW (Apr-23), 9 MW (May-23) and 27 MW (Jun-23). 3 Acquired on December 16, 2022. 4 Operated by Pampa (50% equity stake). 272 MW ST commissioned on February 22, 2023, increased to 279 MW from April 26, 2023, and both GTs from 567 MW to 569 MW.

Pampa Energía ● Earnings release Q2 23 ● 22

4.2	Production in the main oil and gas blocks
In kboe/day at ownership	Semester			Second quarter
	2023	2022	Variation	2023	2022	Variation
Gas
El Mangrullo	35.6	39.7	-10%	37.4	43.1	-13%
Río Neuquén	9.0	8.8	+3%	9.2	8.9	+4%
Sierra Chata	10.1	4.2	+140%	13.1	4.2	+209%
Rincón del Mangrullo[1]	1.5	2.2	-33%	1.4	2.1	-33%
Others	1.2	1.1	+2%	1.1	1.2	-0%
Total gas at working interest	57.4	56.0	+2%	62.3	59.6	+5%

Oil
El Tordillo[2]	2.2	2.6	-14%	2.2	2.5	-13%
Gobernador Ayala	1.2	1.0	+13%	1.1	1.0	+11%
Associated oil[3]	1.1	1.0	+11%	1.1	1.0	+13%
Others	0.6	0.5	+31%	0.6	0.5	+16%
Total gas at working interest	5.1	5.1	+0%	5.1	5.1	+0%

Total	62.4	61.1	+2%	67.3	64.6	+4%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes La Tapera – Puesto Quiroga block. 3 From gas fields.

Pampa Energía ● Earnings release Q2 23 ● 23

5.	Glossary of terms
Term	Definition
1H23/1H22	First half of 2023/First half of 2022
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.(Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CENCH	Concesión de explotación no convencional de hidrocarburos (Unconventional Hydrocarbon Exploitation Concession)
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARSA	Energía Argentina S.A. (former Integración Energética Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
FS	Financial Statements
FX	Nominal exchange rate
GO	Gas Oil
GPNK	Presidente Néstor Kirchner Gas Pipeline
Greenwind	Greenwind S.A.
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picún Leufú Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	Share ownership
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2

Pampa Energía ● Earnings release Q2 23 ● 24

Term	Definition
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q1 23	First quarter of 2023
Q2 23/Q2 22	Second quarter of 2023/Second quarter of 2022
Res.	Resolution/Resolutions
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the local market
UVA	Unidad de Valor Adquisitivo (Purchasing power unit)

Pampa Energía ● Earnings release Q2 23 ● 25